Goldman, Sachs & Co, | 85 Broad Street | New York, New York 10004
Tel: 212-902-1000
Goldman
Sachs
January 31, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	HealthSpring, Inc.
Filed on Form S-1
Registration No. 333-128939
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between January 20, 2006 and the date hereof 25,485 copies of the Preliminary Prospectus dated January 20, 2006 were distributed as follows: 22,190 to 7 prospective underwriters; 2,938 to 2,938 institutional investors; 335 to 2 prospective dealers; 1 to 1 individual; 9 to 3 rating agencies and 12 to 12 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:30 pm EST on February 2, 2006 or as soon thereafter as practicable.
Very truly yours,
GOLDMAN, SACHS & CO.
CITIGROUP GLOBAL MARKETS INC.
UBS SECURITIES LLC
As Representatives of the
Prospective Underwriters

By:	/s/ Goldman, Sachs & Co. (Goldman, Sachs & Co.)